July 13, 2023

VIA EDGAR

Christina Chalk, Esq.

Blake M. Grady, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Masimo Corporation
Schedule 13D/A filed June 26, 2023
Filed by Quentin Koffey et al.
File No. 005-83497

Dear Ms. Chalk and Mr. Grady:

This letter, submitted on behalf of Politan Capital Management LP (“Politan Capital”) and the funds it advises (“Politan Funds”), responds to the staff’s comments in your letter dated July 5, 2023 (“Comment Letter”) with respect to the Schedule 13D/A filed by Politan Capital (“Schedule 13D/A”). The responses set forth in this letter are numbered to correspond to the two questions in the Comment Letter. For your convenience, we have also included the text of each of those questions in bold face type immediately before the related response. Unless otherwise indicated, capitalized terms used here have the meanings assigned to them in the Schedule 13D/A.

Schedule 13D/A filed June 26, 2023

1. We note your response to comment one. Item 3 of Schedule 13D states that “if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto” must be disclosed. Please address whether any part of the purchase price for the Common Stock of Masimo Corp. was provided by any limited partner(s) of the Politan Funds for the specific purpose of acquiring, holding, trading or voting the Common Stock of Masimo Corp.

As we confirmed, the funds used to acquire the Common Stock of Masimo Corporation were derived solely from the capital of the Politan Funds. Politan Capital acts as the investment advisor to the Politan Funds, and controls the investment activities of the Politan Funds. The limited partners in the Politan Funds are not filing persons, members of a group, or direct beneficial owners of the securities. Instead, they are completely passive investors with no decision-making authority regarding assets owned by the Politan Funds. Politan Capital maintains sole voting and dispositive power over all of the investments of the Politan Funds, including with respect to the investment in Masimo Corporation. Politan Capital’s agreements with the funds it advises give it broad authority to invest in any securities that it selects, as well as the authority to choose not to invest at all. In fact, Politan Capital has exercised that authority on behalf of the funds numerous times and made investments in the securities of several different issuers.

July 13, 2023

The instructions for completing Schedule 13D make clear that if the statement is filed with respect to a general or limited partnership, syndicate, or other group, the information called for by Item 3 (and, indeed, Items 2-6, inclusive) shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. Information with respect to passive limited partners who are not members of a group with the filing person is not required to be disclosed, including pursuant to Item 3. See 17 C.F.R. § 240.13d-101(C); see also Hubco Inc. v. Rappaport, 628 F.Supp. 345, 357-58 (D.N.J. 1985). The required information regarding the general partners of the Reporting Persons has been disclosed in the Schedule 13D/A.

The Reporting Persons in the Schedule 13D/A (Politan Capital; Quentin Koffey, the managing partner and chief investment officer of Politan Capital; Politan Capital Management GP LLC; and Politan Capital Partners GP LLC) do not coordinate their investment strategy or activities with any of the limited partners of the Politan Funds and have not formed and are not acting as part of a group with any undisclosed person or entity, including EnTrust Global Partners LLC, Dennis Washington or any of their affiliates. As we noted in our earlier correspondence, an investment advisory client does not form a group with its investment advisor by merely entering into an investment advisory relationship; nor does an investor become a member of a group solely because his or her advisor caused other (or all) of its clients to invest in securities of the same issuer. Rubenstein v. Int’l Value Advisers, LLC, 959 F.3d 541, 546-47 (2d Cir. 2020).

Accordingly, and in light of these facts, we believe that the related disclosures in the Schedule 13D/A are accurate and complete.

2. We note your statement that “all prior Swaps regarding Masimo securities were unwound on or before September 23, 2022.” However, your initial Schedule 13D was filed on August 16, 2022, and discloses that “Politan Master Fund has entered into physically settled swaps … referencing 4,096,784 shares of Common Stock in the aggregate that the Reporting Persons may be deemed to beneficially own.” Accordingly, any written agreements, contracts, arrangements, understanding, plans or proposals referenced in Item 7 of Schedule 13D, including the agreements underlying the Physically Settled Swaps and Cash Settled Swaps described under Item 6 (to the extent they were in existence on August 16, 2022), should have been filed with your initial Schedule 13D. Please advise or revise.

July 13, 2023

In response to this query we have re-reviewed the instructions to Item 7 and the Schedule 13D disclosures to date, and continue to believe that Item 7 does not call for the disclosure of copies of the Swap agreements whose substance had been disclosed by Politan Capital under Item 6 of the Schedule 13D.  While Item 6 calls for certain disclosures regarding contracts with respect to securities of the issuer, and specifically identifies voting, joint venture, option, and other agreements, Item 7 calls for a narrower and more enumerated set of documents to be filed as exhibits, including those related to borrowing, acquisition, voting and other specific rights.  As Swap agreements are not among those identified in Item 7, and because in this case they are in customary form with a leading bank (Nomura) and could not possibly be considered material, we respectfully disagree that they are required in response to Item 7 in this case.

*        *        *

We believe that the foregoing answers address all of the staff’s remaining questions, and we thank you for the opportunity to provide these responses. Please do not hesitate to contact me directly at (212) 504-5757 with any questions or further comments you may have regarding this letter or the above-referenced filing.

Sincerely,

/s/ Richard M. Brand

-3-